August 8, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Joseph Klinko

Robert Babula

Re:	Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2024

Filed February 24, 2025

File No. 001-34018

Ladies and Gentlemen:

This letter sets forth the responses of Gran Tierra Energy Inc. (“GTE”, the “Company,” or “we”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated July 25, 2025 (the “Comment Letter”) with respect to GTE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-34018) filed with the Commission on February 24, 2025 (the “Form 10-K”).

For the Staff’s convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and provided our response below such comment.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial and Operational Highlights, page 37

1.	We note that your disclosures of the non-GAAP Operating Netback measures include the table on page 38 which, while reflecting its compilation and composition, does not address the reconciliation requirement in Item 10(e)(1)(i)(A) of Regulation S-K, as sales alone/unburdened by any costs would not be the most comparable.

Please expand your disclosures to include a reconciliation from the most directly comparable GAAP measure to the non-GAAP measure which, considering its composition and characterization as a performance measure, would be gross profit in our view, reflecting all costs that would ordinarily be attributable to sales in accordance with GAAP, and consistent with Rule 5-03.2 of Regulation S-X. For example, please ensure that gross profit measures utilized in your reconciliations reflect the amounts of DD&A that are attributable to cost of sales under GAAP.

Please submit the revisions that you propose to adhere to the requirements in Item 10(e) of Regulation S-K and Rule 100(a) of Regulation G, as these pertain to the disclosures in your periodic reports and earnings releases. Please also address this reconciliation concern with respect to your non-GAAP Cash Netback measures.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, we will include a reconciliation of operating netback to the most directly comparable GAAP measure. Generally, issuers in the oil and gas industry do not present gross profit measure because the expenses reflected in gross profit do not accurately reflect the expenses customary to oil and gas industry operations that are integral to operating netback. Further, our operating costs do not include any depletion, depreciation and accretion expenses as those are not directly attributable to operating costs, but rather, due to the nature of oil and gas industry, reflect the amortization of assets associated with the development of our oil and gas properties and accretion of asset retirement obligation. In our view, operating netback is more directly comparable to net income (loss) as the closest comparable GAAP measure that reflects our financial performance

In our Form 10-Q and earnings press release for the quarter ended September 30, 2025 and in future applicable filings, we intend to extend the disclosure of operating netback and reconcile this non-GAAP measure to net income (loss). For the Staff’s reference, please see the proposed disclosures below illustrating how the Company plans to present this information in applicable future filings, as applied to our 2024 Form 10-K:

Operating netback, as presented, is most directly comparable to net income (loss) and is calculated as net income (loss) adjusted for depletion, depreciation and accretion, general and administrative expenses, severance expenses, transaction costs, foreign exchange gain, derivative instruments loss, interest expense, other gain, interest income and income tax expense. Management believes that operating netback is a useful supplemental measure for management and investors to analyze financial performance and provides an indication of the results generated by our principal business activities prior to the consideration of other income and expenses.

An example of the reconciliation using the financial information for the year ended December 31, 2024 is as follows:

(Thousands of U.S. Dollars)	Year ended December 31, 2024
Net income	$3,216
Adjustments to reconcile net income to operating netback
Depletion, depreciation and accretion	230,619
General and administrative expenses	49,619
Severance expenses	1,519
Transaction cots	5,907
Foreign exchange gain	(8,808)
Derivative instruments loss	2,271
Interest expense	80,466
Other gain	(1,478)
Interest income	(3,666)
Income tax expense	41,389
Operating netback	$401,054

With respect to the Staff’s comments in relation to our non-GAAP Cash Netback measures in our earning press releases, we consider net income (loss) to be the most directly comparable GAAP measure and a reconciliation from net income (loss) was already included in our earnings press releases.

The below is the reconciliation from net income to Non-GAAP measure cash netback reported in our earnings press release for the year ended December 31, 2024:

(Thousands of U.S. Dollars)	Year ended December 31, 2024
Net income	$3,216
Adjustments to reconcile net income to operating netback
Depletion, depreciation and accretion	230,619
Deferred tax recovery	(27,888)
Stock-based compensation expense	9,707
Amortization of debt issuance costs	12,918
Non-cash lease expense	5,923
Lease payments	(5,035)
Unrealized foreign exchange gain	(7,893)
Unrealized derivatives instruments loss	3,374
Cash netback	$224,941

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jon Young at 403-698-7911 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

Cc:	Jon Young, Gran Tierra Energy Inc

Phillip Abraham, Gran Tierra Energy Inc.

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP